

February 20, 2013

Via E-mail
Mr. Alex Robertson
President
Epicure Charcoal, Inc.
6910 Salashan Parkway
Ferndale, WA 98248

> **Re:** **Epicure Charcoal, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed February 8, 2013**
> **File No. 333-185368**

Dear Mr. Robertson:

We reviewed the amended filing and have the comments below.

Cover Page of the Registration Statement

1.   Please identify the name of the agent for service.

Outside Front Cover of the Prospectus

2.   Please ensure that the outside front cover of the prospectus complies with the requirements of Item 501(b) of Regulation S-K. Please revise by combining your Item 1 and Item 2 disclosures in response to the requirements of Item 501(b), ensuring that you limit the prospectus' outside front cover page to one page.

3.   We note your revised disclosure in response to comment one in our letter dated January 3, 2013. Please disclose on the prospectus cover page that you are a shell company.

4.   We note your revised disclosure in response to comment 10 in our letter dated January 3, 2013. Further revise your disclosure to present the information in a tabular format. Refer to Item 501(b)(3) of Regulation S-K.

Summary Information, page 5

5.   We note your revised disclosure in response to comment 12 in our letter dated January 3, 2013, and similarly revised disclosure in response to comment 33 of our letter. You have not quantified, however, the minimum amount of offering

proceeds required to implement your business plan. Please revise the applicable sections of the prospectus accordingly.

We incur costs associated with SEC reporting compliance, which may significantly affect our financial condition, page 8

6.   We note your revised disclosure in response to comment seven in our letter dated January 3, 2013. Please revise the second paragraph of this risk factor to identify the two other circumstances when a company may lose it emerging growth company status (i.e., issuance of more than $1 billion in non-convertible debt in the previous three years or the last day of the fifth anniversary of the first registered sale of common equity securities).

Plan of Distribution, page 16

7.   Refer to comment 17 in our letter dated January 3, 2013. As requested previously, please address the applicable requirements of Regulation M for this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on the Commission's website.

Product Description, page 19

8.   We note your response and revised disclosure in response to comment 24 in our letter dated January 3, 2013. Pursuant to the Commission's guidance set forth in SEC Release 33-7856, if an issuer includes a hyperlink within the prospectus, the hyperlinked information would become a part of that prospectus. When embedded hyperlinks are used, the hyperlinked information must be filed as part of the prospectus in the effective registration statement and will be subject to liability under Section 11 of the Securities Act. As requested previously, please remove all references to third party websites from the registration statement. Your disclosure should identify the source of information serving as basis for your market disclosures without referencing the hyperlink. For example, your "Market Opportunity" disclosure on page 22 should be revised to disclose the statistical data upon which management bases its belief that the trend of increased shipping and increased pricing of Lump Charcoal will continue, and to remove the hyperlink to a third party's website.

Plan of Operations, page 21

9.   Ensure that the tabular disclosure here is consistent with the tabular disclosure under "Use of Proceeds" on page 13. For example, significant step 2 here discloses $19,000 for logo development, market target research assuming 50% of the shares are sold, whereas the table on page 13 discloses $19,800. Additionally, the table here omits line entries for market research and administrative expenses

whereas the table on page 13 includes line entries for both. Please reconcile these disclosures.

<u>Financial Statements, page 27</u>

10.   Please include updated interim financial statements for the fiscal quarter ended December 31, 2012 and the inception to date period. Refer to Rules 8-03 and 8-08 of Regulation S-X for guidance. Please update other areas of your Form S-1 for the interim period financial information.

You may contact Tracey Houser Smith, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director